UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In this report, as used herein, and unless the context suggests otherwise, the terms “Jiuzi,” “Company,” “we,” “us” or “ours” refer to the combined business of Jiuzi Holdings Inc., its subsidiaries and other consolidated entities. “NEVs” refers to new energy vehicles. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the six months ended
	April 30,		Changes
	2021	2020	Amount	%
Net revenue	$4,609,353	$1,277,236	$3,332,117	260.88%
Cost of revenue	1,486,613	791,213	695,400	87.89%
Gross profit	3,122,740	486,023	2,636,717	542.51%
Selling, general and administrative expenses	1,312,510	530,907	781,603	147.22%
Income from operations	1,810,230	(44,884)	1,855,114	(4,133.13)%
Interest income (expense), net	357	(1,465)	1,822	(124.37)%
Other income (expense), net	(53,407)	18,554	71,961	(-387.85)%
Income before income tax provision	1,757,180	(27,795)	1,784,975	(6,421.93)%
Provision for income taxes	445,726	16	445,710	2,785,687.50%
Net income	1,311,454	(27,811)	1,339,265	(4,815.59)%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
	2021	2020	Amount	%
New energy vehicle sales
Net revenue	$22,230	299,572	(277,342)	(92.58)%
Cost of revenue	5,613	296,140	(290,527)	(98.10)%
Gross profit	$16,617	3,432	13,185	384.18%
Gross profit margin	74.75%	1.15%	73.60%	6400%

Franchise initial fees
Net revenue	$4,587,123	977,663	3,609,460	369.19%
Cost of revenue	1,481,000	495,073	985,927	199.15%
Gross profit	$3,106,123	482,591	2,623,532	543.63%
Gross profit margin	67.71%	49.36%	18.35%	37.18%

Franchisees’ royalties
Net revenue	$-	-	-	-
Cost of revenue	-	-	-	-
Gross profit	$-	-	-	-
Gross profit margin

Total
Net revenue	$4,609,353	1,277,235	3,332,118	260.89%
Cost of revenue	1,486,613	791,213	695,400	87.89%
Gross profit	$3,122,740	486,023	2,636,717	542.51%
Gross profit margin	67.75%	38.05%	29.7%	78.06%

Our net revenues were $4,609,353 for the six months ended April 30, 2021 as compared to $1,277,236 in 2020, an increase of $3,332,117 or 260.88%. The increase was mostly due to the pandemic has been effectively controlled in China, and the increase of revenues from the initial franchise fees.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For the six months ended April 30, 2021, our NEVs sales decreased by $277,342 or 92.58%, from $299,572 for the six months ended April 30, 2020 to $22,230 for the six months ended April 30, 2021. The decrease was mostly due to we organized a lot of training to improve the quality of employees, and spent more time on the maintenance and development of franchisees, Shangli Store have been adjusted as a service center which mainly provides demonstration and training for franchisees. Vehicle sales are mainly concentrated in other franchisees’ stores, which resulted in a decline in the sales of NEVs in our Shangli store.

Cost of revenue was $5,613 for the six months ended April 30, 2021, a decrease of $290,527 or 98.10%, from $296,140 for the six months ended April 30, 2020 which resulted from the decline in sales for the period.

Gross profit and gross profit margin were $16,617 and 74.75% for the six months ended April 30, 2021 as compared to $3,432 and 1.15% for the same period in 2020, respectively. The decrease resulted from decline in sales price of the vehicles as the overall market price of NEVs decreased.

Franchise initial fees

The initial franchise fee revenue increased by $3,609,460 or 369.19%, from $977,663 for the six months ended April 30, 2020 to $4,587,123 for the six months ended April 30, 2021. As of April 30, 2021 and April 30, 2020 we have entered into franchise agreements with 86 and 47 franchisees, respectively. The increase was mostly due to the pandemic has been effectively controlled in China, and people’s interest in investment and consumption has generally increased. At the same time, the new energy vehicle sector has renewed investor interest in market and companies. we have received more and more attention from investors.

Cost of revenue was $1,481,000 for the six months ended April 30, 2021, an increase of $985,927 or 199.15%, from $495,073 for the six months ended April 30, 2020.

Gross profit and gross profit margin were $3,106,123 and 67.71% for the six months ended April 30, 2021 as compared to $482,591 and 49.36% for the same period in 2020, respectively. The increase was mainly due to an increase in revenue.

Franchisees’ royalties

We may collect royalties based on 10% of net incomes from our franchisees. As of April 30, 2021, we did not generate any revenues through franchisees’ royalties as our franchisees have yet to generate net income for the period. The revenues from our franchisees are dependent on the sales of the NEVs which were still small as they mostly just started operation in these two years and comparably large expenses such as administrative and overhead expenses. Due to COVID-19, the franchisees temporally closed their stores in the first half of 2020 and the revenues from the sales of NEVs decreased significantly in the first half of 2021. Even though the franchise stores are currently re-opened for business, the franchisees still face obstacles in increasing their sales   and may continue to before we might be in a position to generate revenues in the future.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $1,312,510 for the six months ended April 30, 2021, as compared to $530,907 for the six months ended April 30, 2020, an increase of $781,603, or 155.11%. The increase is due to the COVID-19 outbreak is effectively under control. We organize a lot of staff training, the market was able to develop smoothly, and employees’ travel expenses, training expense, performance bonuses and basic social insurance have been increased.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of April 30, 2021 and 2020 was approximately $354 and $1,465, respectively.

Provision for Income Taxes

Provision for income tax was $445,726 forg the six months ended April 30, 2021, an increase of $445,710 or 2,785,687%, as compared to $16 for the six months ended April 30, 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was mainly due to the increase in income before income tax provision which was $1,757,180. for the six months ended April 30, 2021 as compared to $-27,795 for the six months ended April 30, 2020.

Net Income

Our net income increased by1,339,265 $ or 4,813.59%, to $ 1,311,454 for the six months ended April 30, 2021, from $-27,811 for the six months ended April 30, 2020. Such change was the result of the combination of the changes as discussed above.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the six months ended April 30, 2021 was $321,708, compared to a currency translation gain of $23,652 for the six months ended April 30, 2020, an increase of $298,056. The increased gain is primarily due to the appreciation of RMB against the U.S. dollars.

Liquidity and Capital Resources

For the six months ended April 30, 2021 and 2020

As of April 30, 2021, we had $665,871 in cash. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of April 30, 2021, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of April 30, 2021 and April 30, 2020:

	For the six months ended April 30,
	2021	2020
Net cash (used in) provided by operating activities	$(132,848)	$(170,772)
Net cash used in investing activities	(1,742)	(12,536)
Net cash provided by (used in) financing activities	(23,749)	(158,494)
Effect of exchange rate on cash	59,718	4,903
Net decrease in cash and cash equivalents	$(158,339)	$(341,802)

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of April 30, 2021 was approximately $132,848, representing a decrease of $37,924, compared to net cash used in operating activities of $170,772 for the six months ended April 30, 2020.

Investing Activities

Net cash used in investing activities was approximately $1,742 for the six months ended April 30, 2021, a decrease of $1,0794, as compared to $12,536 net cash used in investing activities for the six months ended April 30, 2020. The Company has acquired fixed assets for the periods ended.

Financing Activities

Net cash used in financing activities was approximately $23,749 for the six months ended April 30, 2020, a decrease of $134,745, or 85.02%, as compared to net cash used in $158,494 for the six months ended April 30, 2020. The decrease in cash used was due to capital injection by owner in 2021.

Subsequent Event

On May 20, 2021, the Company completed an initial public offering pursuant to which it sold 5,200,000 ordinary shares to the investors for $5.00 per shares for an aggregate offering proceed of $26,000,000. The Company also issued to the underwriter warrants to purchase 260,000 ordinary shares at an exercise price of $6.25 per share, exercisable for a period of five (5) years following the offering. On May 25, 2021, the warrants were exercised on a cashless basis for an aggregate of 226,844 ordinary shares.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of April 30, 2021 and October 31, 2020

	April 30, 2021	October 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$665,871	$764,492
Accounts receivable	15,377	14,875
Accounts receivable – related party	887,278	1,518,264
Due from related parties	242,037	173,643
Inventories	134,649	154,586
Advances to suppliers	159,980	569,023
Loans receivable from related parties, net	4,081,132	2,999,261
Other receivables and other current assets	292,539	280,789
Total current assets	6,478,863	6,474,933
Non-current asset
Property, plant and equipment, net	88,046	101,877
Intangible asset, net	16,991	16,436
Other non-current assets	-	2,349
Loans receivable from related parties, net	7,932,213	5,308,919
Total non-current assets	8,037,250	5,429,581
TOTAL ASSETS	$14,516,113	$11,904,514

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accruals and other payables	$467,751	$82,182
Accounts payable – related party	40,902	102,411
Accounts payable	21,609	872
Taxes payable	3,559,015	2,772,447
Contract liability	90,972	116,977
Contract liability – related party	449,188	614,449
TOTAL LIABILITIES	$4,629,437	$3,689,338

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (150,000,000 shares authorized, par value $0.001, 15,000,000 shares issued and outstanding as of April 30, 2021 and October 31, 2020)*	$15,000	$15,000
Additional paid in capital	347,277	308,939
Statutory reserve	738,072	690,624
Retained earnings	8,123,220	6,846,609
Accumulated other comprehensive loss	257,431	(60,426))
Total equity attributable to Jiuzi	9,481,000	7,800,746
Equity attributable to noncontrolling interests	405,676	414,430
Total Stockholders’ equity	$9,886,676	$8,215,176

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,516,113	$11,904,514

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended April 30, 2021 and 2020

	April 30, 2021	April 30, 2020
Revenues, net	$22,230	$174,986
Revenues – related party, net	4,587,123	1,102,250
Total Revenues	4,609,353	1,277,236

Cost of revenues	41,375	154,171
Cost of revenues – related party	1,445,238	637,042
Total cost of revenues	1,486,613	791,213

Gross profit	3,122,740	486,023

Selling and marketing expense	11,886	18,127
General and administrative expenses	1,300,624	512,780
Operating income (loss)	1,810,230	(44,884)

Non-operating income (expense) items:
Other income (expense), net	(53,407)	18,554
Interest income (expense)	357	(1,465)
	(53,050)	17,089

Earnings (Loss) before tax	1,757,180	(27,795)

Income tax	445,726	16

Net income (loss)	1,311,454	(27,811)
Less: loss attributable to non-controlling interest	(12,605)	(10,779)
Net income (loss) attributable to Jiuzi	$1,324,059	$(17,032)

Earnings (Loss) per share
Basic	$0.09	$(0.02)
Diluted	$0.09	$(0.02)

Weighted average number of ordinary shares outstanding*
Basic	15,000,000	15,000,000
Diluted	15,000,000	15,000,000

	April 30, 2021	April 30, 2020
Net income (loss)	$1,311,454	$(27,811)

Other comprehensive income (loss):
Foreign currency translation (loss) income	321,708	23,652
Total comprehensive income (loss)	$1,633,162	$(4,159)

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended April 30, 2021 and 2020

						Accumulated	Equity
	Ordinary shares*,**		Additional			Other	attributable	Non-
	No. of	Par	Paid in	Statutory	Retained	Comprehensive	to	Controlling	Total
	Shares	Value	Capital	Reserves	Earnings	Loss	Jiuzi	interest	Equity

Balance, October 31, 2019	15,000,000	15,000	299,893	426,414	3,659,892	(206,729)	4,194,470	460,627	4,655,097
(Distribution) / Contribution in capital	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	(17,032)	-	(17,032)	(10,779)	(27,811)
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	23,652	23,652	-	23,652
Balance, April 30, 2020	15,000,000	15,000	299,893	426,414	3,642,860	(183,077)	4,201,090	449,848	4,650,938

Balance, October 31, 2020	15,000,000	15,000	308,939	690,624	6,846,609	(60,426)	7,800,746	414,430	8,215,176
Contribution in capital	-	-	38,338	-	-	-	38,338	-	38,338
Net income	-	-	-	-	1,324,059		1,324,059	(12,605)	1,311,454
Appropriations to statutory reserves				47,448	(47,448)
Foreign currency translation adjustment	-	-	-	-	-	317,857	317,857	3,851	321,708
Balance, April 30, 2021	15,000,000	15,000	347,277	738,072	8,123,220	257,431	9,481,000	405,676	9,886,676

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended April 30, 2021 and 2020

	April 30, 2021	April 30, 2020

Cash flows from operating activities
Net income	$1,311,454	$(27,811)
Depreciation and amortization	18,887	7,991
Provision/(Recovery) for doubtful accounts	(7,894)	-
Provision for credit losses	274,403	-
Imputed interest expense	493,933	-
Changes in assets and liabilities
(Increase) decrease in accounts receivable	-	(4,667)
(Increase) decrease in accounts receivable – related party	685,203	(207,179)
(Increase) decrease in inventories	24,972	64,107
(Increase) decrease in loans to related parties	(4,168,893)	(70,155)
(Increase) decrease in other assets	425,315	(130,647)
(Decrease) increase in accrued and other liabilities	380,048	(329)
(Decrease) increase in account payable	20,559	-
(Decrease) increase in accounts payable – related party	(64,497)	20,220
(Decrease) increase in taxes payable	688,054	57,102
(Decrease) increase in contract liability	(29,737)	(3,006)
(Decrease) increase in contract liability – related party	(184,655)	123,602
Net cash generated by (used in) operating activities	(132,848)	(170,772)

Cash flows from investing activities
Purchase of fixed assets	(1,742)	(12,536)
Purchase of intangible assets	-	-
Refund of security deposits	-	-
Net cash generated by (used in) investing activities	(1,742)	(12,536)

Cash flows from financing activities
Proceeds from owner’s injection of capital	38,338	-
Proceeds from (Repayment to) related party	(62,087)	(158,494)
Net cash provided by (used in) financing activities	(23,749)	(158,494)

Net increase (decrease) of cash and cash equivalents	(158,339)	(341,802)

Effect of foreign currency translation on cash and cash equivalents	59,718	4,930

Cash, cash equivalents, and restricted cash – beginning of period	764,492	442,214

Cash, cash equivalents, and restricted cash – end of period	$665,871	$105,342

Supplementary cash flow information:
Interest received	$-	$-
Interest paid	$-	$1,465
Income taxes paid	$-	$-

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi”) was incorporated in the Cayman Islands on October 10, 2019. The Company in an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is wholly owned subsidiary of the Company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as wholly foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK.

Zhejiang Jiuzi (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of new energy vehicles (“NEVs”) and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services, and specialized marketing campaigns. The Zhejiang Jiuzi also provides short term financing solutions to the new Jiuzi NEV dealerships for the procurement of NEVs.

Shangli Jiuzi was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns 59.0% equity interest in Shangli Jiuzi, and the remaining 41% equity interest is owned by unrelated third-party investors; as such Shangli Jiuzi is accounted as a subsidiary of Zhejiang Jiuzi.

Contractual Arrangements between Jiuzi WFOE and Zhejiang Jiuzi

Due to PRC legal restrictions on foreign ownership, the Company and its subsidiaries do not own any direct equity interest in Zhejiang Jiuzi. Instead, the Company and its subsidiaries control and receive the economic benefits of Zhejiang Jiuzi’s business operation through a series of contractual arrangements.

Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders entered into a series of contractual arrangements, 1) Exclusive Option Agreement, 2) Exclusive Business Cooperation Agreement, and 3) Share Pledge Agreement, known as VIE Agreements, on June 15, 2020. The VIE agreements are designed to provide Jiuzi WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of Zhejiang Jiuzi.

Each of the VIE Agreements is described in detail below:

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Zhejiang Jiuzi Shareholders irrevocably granted Jiuzi WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Zhejiang Jiuzi held by the Zhejiang Jiuzi Shareholders. The purchase price is RMB 10 and subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement takes effect upon parties signing the agreement, and remains effective for 10 years, extendable upon Jiuzi WFOE or its designee’s discretion.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Zhejiang Jiuzi and Jiuzi WFOE, Jiuzi WFOE provides Zhejiang Jiuzi with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Zhejiang Jiuzi by Jiuzi WFOE under this agreement, Jiuzi WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Jiuzi WFOE. The service fee should approximately equal to Zhejiang Jiuzi’s net profit.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Jiuzi WFOE and Zhejiang Jiuzi before expiration. Otherwise, this agreement can only be extended by Jiuzi WFOE and Zhejiang Jiuzi does not have the right to terminate the agreement unilaterally.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Share Pledge Agreement

Under the Share Pledge Agreement between Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi together holding 1,000,000 shares, or 100% of the equity interests, of Zhejiang Jiuzi (“Zhejiang Jiuzi Shareholders”), the Zhejiang Jiuzi Shareholders pledged all of their equity interests in Zhejiang Jiuzi to Jiuzi WFOE to guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Zhejiang Jiuzi breaches its contractual obligations under the Exclusive Business Cooperation Agreement, Jiuzi WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Zhejiang Jiuzi Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Jiuzi WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Zhejiang Jiuzi Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Jiuzi WFOE’s interest.

The Share Pledge Agreement shall be effective until the full payment of the service fees under the Business Cooperation Agreement has been made and upon termination of Zhejiang Jiuzi’s obligations under the Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the shareholders of Zhejiang Jiuzi do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Jiuzi WFOE’s interests without Jiuzi WFOE’s prior written consent and (3) provide Jiuzi WFOE control over Zhejiang Jiuzi.

The Company has concluded that the Company is the primary beneficiary of Zhejiang Jiuzi and its subsidiaries, and should consolidate financial statements. The Company is the primary beneficiary based on the VIE Agreements that each equity holder of Zhejiang Jiuzi pledged their rights as a shareholder of Zhejiang Jiuzi to Jiuzi WFOE. These rights include, but are not limited to, voting on all matters of Zhejiang Jiuzi requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhejiang Jiuzi, oversee and review Zhejiang Jiuzi’s operation and financial information. As such, the Company, through Jiuzi WFOE, is deemed to hold all of the voting equity interest in Zhejiang Jiuzi and its subsidiaries.

For the periods presented, the Company has not provided any financial or other support to either Zhejiang Jiuzi or its subsidiaries. However, pursuant to the Exclusive Business Cooperation Agreement, the Company may provide complete technical support, consulting services and other services during the term of the VIE agreements. Though not explicit in the VIE agreements, the Company may provide financial support to Zhejiang Jiuzi and its subsidiaries to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Based on the foregoing VIE Agreements, Jiuzi WFOE has effective control of Zhejiang Jiuzi and its subsidiaries, which enables Jiuzi WFOE to receive all of their expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Accordingly, the Company consolidates the accounts of Zhejiang Jiuzi and its subsidiaries for the periods presented herein, in accordance with Accounting Standards Codification, or ASC, 810-10, Consolidation.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
April 30, 2021	6.4741	6.5209
April 30, 2020	7.0636	7.0078
October 31, 2020	6.6925	6.4164
October 31, 2019	7.0992	6.8905

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company’s revenues consist of sales of vehicle by the Company’s own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, and fees from retail stores operated by franchisees. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes.

The Company recognizes sales of vehicle revenues at the point in time when the Company has transferred physical possession of the goods to the customer and the customer has accepted the goods, therefore, indicating as control of the goods has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

The initial franchise services include a series of performance obligations and an indefinite license to use the Company’s trademark. The series of performance obligations are specific services and deliverables that are set forth in the agreement and are billed and receivable as delivered and accepted by the franchisee. These services and deliverables may be customized and are not transferable to other third parties.

The royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee has generated positive annual net income, at which point the Company has the contractual right to request for payment of the royalty. The royalty is calculated as a percentage of the franchisees’ annual net income.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded$nil and $nil of advertising and promotional expenses for the years ended April 30, 2021 and 2020, respectively.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on post-Share Subdivision basis. See Note 11.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software are amortized on a straight-line basis over the estimated useful life of the software which is 3 years.

Impairment of Long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

New Accounting Pronouncements

In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases (Topic 842)”. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

For finance leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income

●	Classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows.

For operating leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis

●	Classify all cash payments within operating activities in the statement of cash flows.

In July 2018, the FASB issued Accounting Standards Update No. 2018-11 (ASU 2018-11), which amends ASC 842 so that entities may elect not to recast their comparative periods in transition (the “Comparatives Under 840 Option”). ASU 2018-11 allows entities to change their date of initial application to the beginning of the period of adoption. In doing so, entities would:

●	Apply ASC 840 in the comparative periods.

●	Provide the disclosures required by ASC 840 for all periods that continue to be presented in accordance with ASC 840.

●	Recognize the effects of applying ASC 842 as a cumulative-effect adjustment to retained earnings for the period of adoption.

In addition, the FASB also issued a series of amendments to ASU 2016-02 that address the transition methods available and clarify the guidance for lessor costs and other aspects of the new lease standard.

The management will review the accounting pronouncements and plan to adopt the new standard on November 1, 2019 using the modified retrospective method of adoption. The transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods will not be restated. The adoption of this ASU will result in the recording of additional lease assets and liabilities each with no effect to opening balance of retained earnings as the Company.

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019.

The management is currently evaluating the impact of this update to the consolidated financial statements. Management will evaluate if the current design for the allowance for loan loss methodology would comply with these new requirements.

In October 2018, the FASB issued an accounting pronouncement (FASB ASU 2018-17) related to related party guidance for variable interest entities. The amendments in this pronouncement are effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The management does not expect it to have a material effect on the consolidated financial statements.

In December 2019, the FASB issued an accounting pronouncement (FASB ASU 2019-12) related to simplifying the accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The management does not expect it to have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 3 – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS

On June 15, 2020, Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Principal Activities” above.

VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Jiuzi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Zhejiang Jiuzi and its subsidiaries, because it has both of the following characteristics:

1.	power to direct activities of Zhejiang Jiuzi that most significantly impact its economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to Zhejiang Jiuzi or right to receive benefits from the entity that could potentially be significant to Zhejiang Jiuzi.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Zhejiang Jiuzi and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Zhejiang Jiuzi and its subsidiaries. Current regulations in China permit Zhejiang Jiuzi to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhejiang Jiuzi to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Risks of variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Arrangements is remote based on current facts and circumstances.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The following financial information of the VIEs in the PRC are included in the accompanying consolidated financial statements as of and for the six months ended April 30, 2021 and October 31, 2020:

	April 30, 2021	October 31, 2020
Cash and cash equivalents	665,871	764,492
Accounts receivables	15,377	14,875
Accounts receivables – related parties	887,278	1,518,264
Loans receivable from related parties, current portion	4,081,132	2,999,261
Other current assets	829,205	1,178,041
Property, plant and equipment, intangible assets	105,037	118,313
Loans receivable from related parties, noncurrent portion	7,932,213	5,308,919
Other noncurrent assets		-
Total assets of VIE	14,516,113	11,904,514

Accruals and other payables	621,234	302,442
Taxes payable	3,559,015	2,772,447
Contract liability – related party	449,188	614,449
Total liabilities of VIE	4,629,437	3,689,338

	Six Month Ended
	April 30, 2021	April 30, 2020
Revenues	4,609,353	1,277,236
Net income	1,311,454	(27,811)
Net cash (used in) generated by operating activities	(132,848)	(170,772)
Net cash (used in) generated by investing activities	(1,742)	(12,536)
Net cash provided by financing activities	(23,749)	(158,494)

As of April 30, 2021 and 2020, the VIEs have not incurred any amount due from non-VIE subsidiaries of the Company.

As of April 30, 2021 and 2020, the VIEs have not incurred any amount due to non-VIE subsidiaries of the Company.

All material related party transactions are disclosed in Note 9, or elsewhere in these consolidated financial statements. For the six months ended April 30, 2021 and 2020, the VIES have not entered into any transaction with other subsidiaries that are not VIEs. If and when such transaction incurs, such transaction would be eliminated upon consolidation.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

The Company and its directly and indirectly wholly owned subsidiaries, Jiuzi (HK) and Jiuzi WFOE do not have any substantial assets or liabilities or result of operations. They were incorporated for the purpose of providing a tax efficient structure for the Zhejiang Jiuzi to raise additional capital for its development.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 4 – INVENTORY

Inventory, net comprised of the following:

	April 30, 2021	October 31, 2020
Finished goods	134,649	154,586
Total, net	134,649	154,586

Inventory write-down expense was $30,749 and $nil for the six months ended April 30, 2021 and 2020, respectively.

NOTE 5 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	April 30, 2021	October 31, 2020
Accounts receivables	15,377	14,875
Allowance for doubtful accounts	-	-
Total, net	15,377	14,875

	April 30, 2021	October 31, 2020
Accounts receivables-related parties	934,866	1,571,991
Allowance for doubtful accounts	(47,588)	(53,727)
Total, net	887,278	1,518,264

The following is a summary of the activity in the allowance for doubtful accounts:

	April 30, 2021	October 31, 2020
Balance at beginning of year	53,727	42,253
Provision	13,860	8,906
Charge-offs	-	-
Recoveries	(21,754)	-
Effect of translation adjustment	1,755	2,568
Balance at end of year	47,588	53,727

Bad debt (recovery)/expense was ($7,894) and $2,632 for the six months ended April 30, 2021 and 2020, respectively.

NOTE 6 – LOANS RECEIVABLES

Loans receivables include amounts due from related franchisees and are presented net of imputed interest and an allowance for estimated loan losses. The loans are provided in the form of credit line to related franchisee to support their operations. These loans are unsecured with a due date of 18 months upon initial drawing.

Management has determined that the 18-month borrowing rate most appropriately capture the financing cost for these loans. Given that the loans are in the forms of credit lines to the franchisees that may have varying balances over time, as a practical expedient, management has elected to the expense the interest as a cost of revenue at inception rather than amortize over time.

The amounts charged were $497,506 and $425,787 for the six months ended April 30, 2021 and 2020, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Each lending request is evaluated by considering the borrower’s financial condition. The Company uses a proprietary model to assign each franchisee a risk rating. This model uses historical franchisee performance data to identify key factors about a franchisee that are considered most significant in predicting a franchisee’s ability to meet its financial obligations. The Company also considers numerous other financial and qualitative factors of the franchisee’s operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with the Company and other creditors.

The Company also consider recent trends in delinquencies and defaults, recovery rates and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, the Company periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related franchisee fails to make a substantial portion of a scheduled payment 3 months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 8.46% to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	April 30, 2021	October 31, 2020
Loan to related franchisees, gross	14,510,149	9,974,576
Discount based on imputed interest rate of 11.75%	(1,704,525)	(1,167,634)
Loan to related franchisees, net of discount	12,805,624	8,806,942

	April 30, 2021	October 31, 2020
Loan to related franchisees, net of discount	12,805,624	8.806.942
Provision for credit losses	(792,279)	(498,762)
Loan to related franchisees, net of discount and allowance	12,013,345	8,308,180

The following is a summary of the activity in the allowance for credit loss:

	April 30, 2021	October 31, 2020
Balance at beginning of year	498,762	193,634
Provision	573,343	293,362
Charge-offs	-	-
Recoveries	(298,640)	-
Effect of translation adjustment	18,814	11,766
Balance at end of year	792,279	498,762

Credit loss was $274,403 and $61,227 for the six months ended April 30, 2021 and 2020, respectively.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	April 30, 2021	October 31, 2020
Loan to related franchisees, net of discount and allowances, current	4,081,132	2,999,261
Loan to related franchisees, net of discount and allowances, non-current	7,932,213	5,308,919
	12,013,345	8,308,180

Credit Quality

The Company extends credit to related franchisees primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of nine groups according to risk ratings with Group 1 demonstrating the strongest financial metrics, including performance and repayment ability and Group IX demonstrating the weakest financial metrics.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Generally, the company suspends credit lines and does not extend further funding to franchisee who are unable to repay the balance within 3 months after the 18-month deadline.

The Company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model. In addition, the Company regularly audits the related franchisee’s inventory and sales records to verify the franchisee’s performance. Based on the results of monitoring the franchisee’s performance, including daily payment verifications and monthly analysis of the franchisee’s financial statements, payoffs, aged inventory, over credit line and delinquency reports, the Company can adjust the franchisee’s risk rating, if necessary.

The credit quality of the loans receivables is evaluated based on our internal risk rating analysis. A franchisee has the same risk rating for its entire financing regardless of the type and timing of financing.

The credit quality analysis of franchisee loan receivables at April 30, 2021 and October 31, 2020 was as follows:

	April 30, 2021	October 31, 2020
Franchisee Financing:
Group I	-	11,030
Group II	41,366	-
Group III	-	107,763
Group IV	-	212,995
Group V	138,089	209,190
Group VI	755,493	667,440
Group VII	5,938,007	4,608,741
Group VIII	7,170	-
Group IX	-	814,780
Group X	430,945	-
Group XI	670,105	445,044
Group XII	542,633	-
Group XIII	169,585	330,210
Group XIV	1,398,045	228,800
Group XV	2,714,186	413,495
Group XVI	-	227,657
Group XVII	-	529,797
Balance at end of year	12,805,624	8,806,942

NOTE 7 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	April 30, 2021	October 31, 2020
At Cost:
Equipment	44,296	41,152
Motor vehicles	74,022	44,418
Leasehold Improvement	14,505	29,599
Furniture and fixtures	8,242	7,972
	141,065	123,141

Less: Accumulated depreciation	53,019	21,264
Total, net	88,046	101,877

Depreciation expenses was $31,755 and $9,137 for the six months ended April 30, 2021 and 2020, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 8 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	April 30, 2021	October 31, 2020
At Cost:
Financial software	16,991	16,436
	16,991	16,436
Less: Accumulated Amortization	-	-
Total, net	16,991	16,436

Amortization expenses was $nil and $nil for the six months ended April 30, 2021 and 2020, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

The franchisees are related parties of the Company due to the nominal, symbolic equity interest ownership in the franchisees. The franchisees were originally incorporated with the Company shown as a 51.0% owner and subsequently as a 1.25% owner. The intent of having such ownership percentage in the franchisees was to enable the franchisees to register their respective individual business name to include the words “Jiuzi” as required by the local business bureau. Subsequent to the successful registration by the franchisees and completion of the Company’s obligations under the franchise and license agreement, the Company will decrease its ownership interest in these franchisees to 0%. The Company’s percentage of shareholding is nominal, inconsequential, and symbolic. The Company’s equity interest of 51.0% and 1.25% in the franchisees were symbolic in nature.

The Company did not and does not control the franchisees, exert significant influence over the franchisees, have the power to direct the use of the franchisee’s assets and the fulfillment of their obligations, appoint or dismiss directors, authorized representatives, or executive officers of the franchisees. Management has also determined that the percentage shareholding in the franchisee is not compensatory to the Company in nature, and accordingly, would not be subject to consideration as income under revenue recognition criteria. The Company did not contribute any permanent equity capital in these franchisees and if these franchisees were to incur substantial losses and accumulate significant liabilities, the Company is not obligated to absorb such losses on behalf of the franchisees. Accordingly, the management has determined that the financial positions and results of operations of these franchisees should not be included as part of the Company’s consolidated financial statements.

In addition, the Company did not and will not receive any actual ownership interest in the franchisees, nor receive any benefits from being a 51% or 1.25% owner in the franchisees. Any after tax profits generated by the franchisees that are potentially distributable to the Company are governed by the royalty agreements between the Company and the franchisee not the shareholding percentage. Accordingly, the management has determined that the ownership interest is not part of the initial franchise fee.

Accounts receivable from related franchisees comprised of the following:

	April 30, 2021	October 31, 2020
Pingxiang Jiuzi New Energy Automobile Co., Ltd	99,311	163,310
Yichun Jiuzi New Energy Automobile Co., Ltd	165,467	294,547
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	53,498	51,752
Wanzai Jiuzi New Energy Automobile Co., Ltd	77,447	179,515
Xinyu Jiuzi New Energy Automobile Co., Ltd	149,447	308,934
Liuyang Jiuzi New Energy Automobile Co., Ltd	29,880	133,501
Yudu Jiuzi New Energy Automobile Co., Ltd	16,311	84,393
Gao’an Jiuzi New Energy Automobile Co., Ltd	36,406	35,219
Jiujiang Jiuzi New Energy Automobile Co., Ltd	54,499	52,720
Pingjiang Jiuzi New Energy Automobile Co., Ltd	38,855	37,587
Quanzhou Jiuzi New Energy Automobile Co., Ltd	19,895	34,188
Loudi Jiuzi New Energy Automobile Co., Ltd	85,032	89,728
Guangzhoushi New Energy Automobile Co., Ltd	4,834
Huaihua Jiuzi New Energy Automobile Co., Ltd	-	7,471
Xuzhou Jiuzi New Energy Automobile Co., Ltd	-	17,184
Dongming Jiuzi New Energy Automobile Co., Ltd	61,568	59,560
Yulin Jiuzi New Energy Automobile Co., Ltd	42,416	22,382
Total	934,866	1,571,991

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $ nil and $124,586 for the six months ended April 30, 2021 and 2020, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loan to related franchisees is comprised of the following (see note 6 for details):

	April 30, 2021			October 31, 2020
	Gross	Discount	Net	Gross	Discount	Net
Jiangsu Changshu	$299,766	35,214	264,552	$293,197	34,442	258,755
Shandong Dongming	381,798	44,850	336,948	359,627	42,246	317,381
Jiangxi Gao’an	357,973	42,052	315,921	338,048	39,711	298,337
Hunan Huaihua	281,470	33,065	248,405	259,255	30,455	228,800
Jiangxi Jiujiang	349,950	41,109	308,841	333,037	39,122	293,915
Hunan Liuyang	480,896	56,492	424,404	344,683	40,490	304,193
Hunan Loudi	349,632	41,072	308,560	312,224	36,677	275,547
Hunan Pingjiang	384,019	45,111	338,908	334,655	39,312	295,343
Jiangxi Pingxiang	513,207	60,287	452,920	368,137	43,246	324,891
Henan Puyang	976,128	114,667	861,461	432,805	50,842	381,963
Fujian Quanzhou	433,692	50,946	382,746	383,604	45,063	338,542
Jiangxi Wanzai	711,139	83,539	627,600	228,316	26,821	201,495
Jiangxi Xinyu	1,123,517	131,981	991,536	363,489	42,700	320,789
Jiangxi Yichun	46,872	5,506	41,366	380,070	44,647	335,423
Jiangxi Yudu	327,828	38,511	289,317	234,770	27,579	207,191
Guangxi Rongxian	13,902	1,633	12,269	353,381	41,512	311,869
Guangdong Zengcheng	560,285	65,818	494,467	516,780	60,707	456,073
Jiangxi Shanggao	156,470	18,381	138,089	107,165	14,344	92,821
Shandong Heze	780,775	91,719	689,056	401,660	43,091	358,569
Jiangxi Ganzhou	105,920	12,443	93,477	117,406	12,037	105,370
Anhui Fuyang	31,149	3,659	27,490	30,132	3,540	26,593
Hunan Liling	12,757	1,499	11,258	-	-	-
Hunan Zhuzhou	83,030	9,754	73,276	78,826	9,260	69,566
Hunan Changsha	3,518	413	3,105	3,404	400	3,004
Guangxi Guilin	1,467	172	1,295	1,420	167	1,253
Hunan Xiangtan	8,125	954	7,171	-	-	-
Hunan Chenzhou	332,498	39,059	293,439	237,035	27,845	209,190
Jiangxi Ji’an	321,506	37,768	283,738	326,525	38,357	288,167
Guangxi Nanning	179,587	21,096	158,491	164,762	19,355	145,407
Hunan Leiyang	292,899	34,407	258,492	283,849	33,344	250,505
Guangxi Liuzhou	9,299	1,092	8,207	8,995	1,057	7,939
Hunan Ningxiang	4,757	559	4,198	4,602	541	4,062
Guangdong Dongguan Changping	236,322	27,761	208,561	210,863	24,770	186,092
Hunan Changsha County	134,042	15,746	118,296	129,668	15,232	114,436
Henan Zhengzhou	1,467	172	1,295	1,420	167	1,253
Guangdong Dongguan Nancheng	9,329	1,096	8,233	6,784	797	5,987
Anhui Huaibei	3,568	419	3,149	3,452	405	3,046
Guangdong Humen	1,730	203	1,527	1,674	197	1,477
Guizhou Zunyi	136,359	16,018	120,341	130,415	15,320	115,095
Jiangsu Xuzhou	254,800	29,932	224,868	311,006	36,534	274,472
Henan Xinxiang	2,780	327	2,453	2,690	316	2,374
Henan Anyang	20,871	2,452	18,419	5,248	617	4,632
Jiangxi Nanchang	9,300	1,093	8,207	8,997	1,057	7,940
Zhejiang Lishui	3,061	360	2,701	2,962	348	2,614
Guangxi Yulin	405,906	47,682	358,224
Hubei Macheng	9,329	1,096	8,233	9,025	1,060	7,965
Hunan Chenzhou yongxing	279,236	32,802	246,434	289,310	33,986	255,325
Fujian Fuzhou	10,473	1,230	9,243	2,660	312	2,347
Anhui Bozhou	8,124	954	7,170	7,860	923	6,936
Anhui Suzhou	6,611	777	5,834	6,395	751	5,644

Jiuzi Holdings, Inc.

Notes to the Financial Statements

	April 30, 2021			October 31, 2020
	Gross	Discount	Net	Gross	Discount	Net
Anhui Bengbu	7,553	887	6,666	5,065	595	4,470
Guangdong Foshan	109,127	12,819	96,308	60,740	7,135	53,605
Jiangxi Shangrao	37,503	4,406	33,097	14,105	1,657	12,448
Jiangxi Luxi	-	-	-
Jiangxi Zhangshu	76,818	9,024	67,794	173,358	20,365	152,993
Hunan Hengyang	111,985	13,155	98,830	74,711	8,776	65,934
Hunan Xiangxiang	4,634	544	4,090	4,483	527	3,956
Shandong Heze dingtao	229,870	27,003	202,867	47,098	5,533	41,565
Shandong Jining Liangshan	59,993	7,048	52,945	47,098	5,533	41,565
Shandong Zouping	62,588	7,352	55,236	47,098	5,533	41,565
Shandong Juye	252,546	29,667	222,879	312,859	36,752	276,107
Shandong Juancheng	268,331	31,521	236,810	39,238	4,609	34,629
Shandong Shanxian	205,404	24,129	181,275
Jiangxi Jian yongfeng	16,219	1,905	14,314	13,448	1,580	11,868
Anhui Huaibei Suixi	10,442	1,227	9,215	10,101	1,187	8,914
Shandong Heze yuncheng	383,467	45,047	338,420	241,346	28,351	212,995
Shandong Heze Gaoxinqu	8,125	954	7,171	7,860	923	6,936
Guangdong Zengchengerqu	8,125	954	7,171
Hainan Sanya	8,959	1,052	7,907	7,172	843	6,330
Guangzhou Baiyun	8,125	954	7,171
Hunan Changsha Furong	11,986	1,408	10,578	2,630	309	2,321
Hunan Yongzhou	8,125	954	7,171	7,860	923	6,936
Hunan Changsha Yuhua	274,819	32,283	242,536	118,163	13,881	104,282
Hunan Yiyang	8,125	954	7,171
Anhui Suzhou Lishan	8,125	954	7,171
Hunan Shaoyang	13,902	1,633	12,269
JiangXi Jingdezhen	24,848	2,919	21,929	7,855	920	6,935
GuangDong Huizhou	13,902	1,633	12,269
Shandong Heze Caoxian	629,649	73,966	555,683
GuangDong Shenjiang	13,902	1,633	12,269
Hunan Hengyang Shigu	13,902	1,633	12,269
Hunan Jishou	13,902	1,633	12,269
Hunan Wangcheng	13,902	1,633	12,269
Hunan zhangjiajie	13,902	1,633	12,269
Hunan changde	13,902	1,633	12,269
Zhejiang Jinhua	13,902	1,633	12,269
Hunan Hengdong	13,902	1,633	12,269
Guangxi Nanning jiangnan	35,526	4,173	31,353
Guangzhou Panyu	13,902	1,633	12,269
Zhejiang Yiwu	13,902	1,633	12,269
Hainan Haikou	23,169	2,722	20,447
Total	$14,510,149	1,704,525	12,805,624	$9,974,576	1,167,634	8,806,942

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	April 30, 2021	October 31, 2020
Guangzhou	-	16,228
Hunan Liling	-	1,108
Hunan Xiangtan	-	5,588
Jiangxi Tonggu	-	206
Shandong Shanxian	-	5,588
Hunan Yiyang	-	5,588
Guangdong Guangzhou Zengcheng No.2	-	5,588
Guangdong Guangzhou Baiyun	-	5,588
Anhui Suzhou Dangshan	-	5,588
Liuyang	13,732	25,058
Wanzai	8,650	8,368
Huaihua	18,520	17,915
Total	40,902	102,411

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	April 30, 2021	October 31, 2020
Deferred revenues	449,188	614,449
Potential franchisees	-	-
Total, net	449,188	614,449

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Deferred revenues from related franchisees comprised of the following:

	April 30, 2021	October 31, 2020
Jiangxi Yichun
Henan Puyang	10,812	10,460
Jiangxi Wanzai	162,185
Jiangxi Shanggao	155	66,642
Shandong Heze	7,723	-
Jiangxi Ganzhou		1,494
Hunan Zhuzhou		2,690
Shandong Jining Liangshan	2,302
Guangxi Yulin	9,268	-
Hunan Chenzhou	3,552	-
Hunan Chenzhou Yongxing	6,178	5,977
Jiangxi Ji’an	1,236	86,665
Jiangxi Ji’an Yongfeng		1,195
Guangxi Nanning	4,634	5,977
Hunan Leiyang		13,448
Dongguan Changping		127,009
Dongguan Humen	927	897
Guizhou Zunyi	1,699	1,644
Hunan Changsha	3,552	3,437
Hunan Changsha County	3,425	3,313
Dongguan Nancheng	2,780	1,195
Anhui Huaibei		12,701
Hunan Hengyang	7,723	2,391
Guangxi Beihai	7,723	7,471
Hainan Haikou	23,169	22,413
Henan Xinxiang	7,723	7,471
Henan Anyang	15,446	14,942
Henan Wenxian	77	75
Hunan Liling		7,023
Zhejiang Lishui	23,941	23,160
Guangxi Liuzhou	3,861	3,736
Hunan Miluo	4,633	4,483
Guangzhou Panyu		7,471
Hunan Shaoyang		44,827
Hunan Wangcheng		15,839
Hainan Sanya	1,544	1,494
Hunan Xiangxiang	38,615	37,355
Hunan Changsha Furong	2,471	1,195
Guangdong Foshan		2,988
Anhui Suzhou	1,313	1,270
Anhui Suzhou Dangshan	309	299
Anhui Suixi	1,236	1,195
Anhui Bengbu	1,236	1,195
Hunan Zhangjiajie		18,678
Hunan Yueyang	7,723	7,471
Fujian Fuzhou	927	897
Shandong Heze Yuncheng		7,471
Shandong Juancheng		4,184
Jiangxi Zhangshu		1,494
Jiangxi Shangrao	309	6,275
Chengdu Jinniu	7,723
Anhui Mengcheng	7,723
Anhui Xiaoxian	7,723
Guangxi Yulin Yuzhou	7,723
Hunan Changsha Tianxin	30,892
Sichuan Leshan	15,446
Hunan Jishou	1,551
Total	449,188	614,449

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The deferred revenues above derived from initial franchise fees payments received in advance for services which have not yet been performed. The initial franchise fees include a series of performance obligations and an indefinite license to use the Company’s trademark. Amounts are recognized as advances when received, and are recognized as deferred revenues when the minimum amount required under the franchise or license agreement is attained. The payments are received in advance progressively and are not refundable once the required amount is attained. Such amounts are recognized as revenues when the Company performed the initial services required under the franchise or license agreement, which is generally when a specific performance obligation is completed or when and if the franchise or license agreement is terminated.

Related parties receivables comprised of the following:

	April 30, 2021	October 31, 2020
Mr. Shuibo Zhang	178,925	147,593
Mr. Qi Zhang	19,275	26,050
Hangzhou zhitongche	43,837
Total	242,037	173,643

As of April 30, 2021 and October 31, 2020, the Company has an outstanding receivable of $178,925 and $147,593, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and office. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of April 30, 2021 and October 31, 2020, the Company has an outstanding receivable of $19,275 and $26,505, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

NOTE 10 – LEASES

The Company has various operating leases for its corporate office and retail store.

Operating lease expenses were $44,476 and $22,425 for the six months ended April 30, 2021 and 2020, respectively.

As of April 30, 2021 and October 31, 2020, the outstanding operating leases are below the Company’s threshold for capitalizing assets. As such, no right of use assets and liabilities were recognized under ASU 842.

The undiscounted future minimum lease payment schedule as follows:

For the six months ending April 30, 2021,
2021 (six months from May 1, 2021 to October 31, 2021)	44,476
2022	7,348
2023	2,480
Total	54,304

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 11 – SHAREHOLDERS’ EQUITY

As of April 30, 2021 and October 31, 2020, the Company had 15,000,000 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Company conducted a subdivision of its par value with each share of a par value of $0.005 of the authorized share capital of the Company (including issued and unissued share capital) be subdivided into 5 shares of a par value of $0.001 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $50,000 divided into 50,000,000 shares of a par value of $0.001 each, and the total issued and outstanding shares were 5,000,000.

Subsequent to the Share Subdivision, the Company increased its authorized share capital from 50,000,000 shares to 150,000,000 shares with a par value of $0.001 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 5,000,000 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 10,000,000 shares were issued; immediately following this transaction, there were a total of 15,000,000 shares issued and outstanding. All shares and per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and stock dividend as if it had occurred at the beginning of the first period presented.

NOTE 12 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of sales of NEVs and franchise services; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues comprised of sales of vehicles to third party customers and to the franchisees. Franchise services revenues comprised of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail store using the Company’s Jiuzi brand and system.

Sales revenues comprised of the following:

	Six Months Ended
	April 30, 2021		April 30, 2020
NEVs sales	22,230	5%	299,572	23%
Franchisees service revenues	4,587,123	95%	977,664	77%
Total	4,609,353	100%	1,277,236	100%

Direct costs comprised of the following:

	Six Months Ended
	April 30, 2021		April 30, 2020
NEVs sales	5,613	0.4%	296,140	37%
Franchisees service revenues	1,481,000	99.6%	495,073	63%
Total	1,486,613	100%	791,213	100%

Gross profit (loss) comprised of the following:

	Six Months Ended
	April 30, 2021		April 30, 2020
NEVs sales	16,617	0.5%	3,432	1%
Franchisees service revenues	3,106,123	99.5%	482,591	99%
Total	3,122,740	100%	486,023	100%

NOTE 13 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The deferred tax assets are reduced by a valuation allowance as in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Six Months Ended
	April 30, 2021	April 30, 2020
Income attributed to China	1,757,180	(27,795)
PRC statutory tax rate	25%	25%
Tax expense/(benefit)	439,295	(6,949)
ASC 747 Valuation allowance	-	(6,949)
Miscellaneous	6,431	16
Tax expense, net	445,726	16

NOTE 14 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Six Months Ended
	April 30, 2021		April 30, 2020
Third party sales revenues	22,230	0%	174,986	13%
Related party sales revenues	-	-	124,586	10%
Related party franchise revenues	4,587,123	100%	977,664	77%
Total	4,609,353	100%	1,277,236	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Six Months Ended
	April 30,		April 30,
	2021		2020
Customer A	-	-	22,745	13%
Customer B	-	-	18,701	11%
Customer C	-	-	18,671	11%
Customer D	3,366	15%	-	-%
Customer E	3,162	14%	-	-%
Customer F	1,216	6%	-	-%
Customer G			-	-%
Total	7,744	35%	60,117	35%

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Subsequent to the date the financial statements were available to be issued, the following subsequent event required disclosures and adjustments to the financial statements:

Other than the subsequent event disclosed above, there was no other subsequent event that would require disclosure to or adjustment to the financial statements.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Jiuzi Holdings Inc. Reports First Half 2021 Financial Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2021	JIUZI HOLDINGS, INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer